1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

May 13, 2021

FinWise Bancorp
Confidential Submission of
Draft Registration Statement on Form S-1
CIK No. 0001856365

Ladies and Gentlemen:

Our client, FinWise Bancorp (the “Company”), has confidentially submitted today pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), via EDGAR, a Draft Registration Statement on Form S-1 (the “Registration Statement”), relating to the Company’s proposed initial public offering and the listing of the Company’s shares of common stock, par value $0.01 per share, for non-public review by the staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company confirms that it qualifies as an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. The Company also confirms that it will publicly file its Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Terrence Shen at 212-715-7819.

Sincerely,

/s/ Terrence Shen
Terrence Shen

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-0001

CONFIDENTIAL SUBMISSION VIA EDGAR

Copies to:

Kent Landvatter, Chief Executive Officer
FinWise Bancorp
756 East Winchester, Suite 100
Murray, UT 84107

VIA E-MAIL

KRAMER LEVIN NAFTALIS & FRANKEL LLP	NEW YORK | SILICON VALLEY | PARIS